UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

ENTELLUS MEDICAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-36814	20-4627978
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3600 Holly Lane North, Suite 40 Plymouth, Minnesota	55447
(Address of principal executive offices)	(Zip Code)

Jonelle R. Burnham

Vice President, General Counsel and Compliance Officer

(763) 463-1595

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 230.13p-1) for the reporting period from January 1 to December 31, 2016.

Item 1.01. Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Entellus Medical, Inc. has evaluated the products that Entellus and its subsidiary manufacture or contract to manufacture and has determined that certain products contain certain “conflict minerals,” which, for purposes of this specialized disclosure report on Form SD, mean columbite-tantalite (coltan), cassiterite, gold, wolframite, and their derivatives, tantalum, tin and tungsten, that are necessary for the functionality or production of the products.

A copy of Entellus’s Conflict Minerals Report for the year ended December 31, 2016 is filed as Exhibit 1.01 to this specialized disclosure report on Form SD and is publicly available under the “Investors—Corporate Governance” section of Entellus’s corporate website at www.entellusmedical.com.

Item 1.02 Exhibit

A copy of Entellus’s Conflict Minerals Report for the year ended December 31, 2016 is filed as Exhibit 1.01 to this specialized disclosure report on Form SD and is publicly available under the “Investors—Corporate Governance” section of Entellus’s corporate website at www.Entellus.com.

Item 2.01 Exhibits

The following exhibit is being filed with this specialized disclosure report on Form SD:

Exhibit No.	Description

1.01	Conflict Minerals Report for the year ended December 31, 2016, as required by Items 1.01 and 1.02 of this Specialized Disclosure Report on Form SD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ENTELLUS MEDICAL, INC.

Dated: May 31, 2017	By:	/s/ Jonelle R. Burnham
	Name:	Jonelle R. Burnham
	Title:	Vice President, General Counsel and Compliance Officer

ENTELLUS MEDICAL, INC.

FORM SD

SPECIALIZED DISCLOSURE REPORT

EXHIBIT INDEX

Exhibit No.	Description	Method of Filing

1.01	Conflict Minerals Report for the year ended December 31, 2016, as required by Items 1.01 and 1.02 of this Specialized Disclosure Report on Form SD	Filed herewith

3